EXHIBIT 11

Applied Nanotech Holdings, Inc.

Computation of Income (Loss) Per Share

	Three Months ended March 31,
	2012	2011

Computation of loss per common share:

Net loss applicable to common shares	$(1,607,199)	$(613,797)

Weighted average number of common shares	119,061,376	110,759,903

Net income (loss) per common share	$(0.01)	$(0.01)

Computation of income ( loss ) per common share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.